Exhibit 3.1

SECOND AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

ANALEX CORPORATION (the “Corporation”)

The Amended and Restated Bylaws of the Corporation are hereby amended by deleting Section 2.2(d) in its entirety and replacing it with the following:

2.2(d) Except as otherwise provided in the Stockholders’ Voting Agreement or the Certificate of Incorporation, as these documents may be amended from time to time, any newly created directorship or any vacancy occurring in the Board of Directors by reason of an increase in the number of directors or for any other cause may be filled by a plurality of the remaining members of the Board of Directors, although less than a quorum, or by a majority of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

CERTIFICATE OF SECRETARY

I HEREBY CERTIFY THAT:

I am the duly elected and acting Secretary of ANALEX CORPORATION, a Delaware corporation (the “Company”); and

Attached hereto is a complete and accurate copy of the Second Amendment to Amended and Restated Bylaws of the Company as duly adopted by the Board of Directors on June 7, 2004 and said Amended and Restated Bylaws, as amended, are presently in effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company this 10th day of June, 2004.

/s/ Ronald B. Alexander
Ronald B. Alexander, Secretary